U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Chavkin                         Arnold                          L.
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   (Last)                           (First)             (Middle)

c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                         New York                10020
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

Triton PCS Holdings, Inc. ("TPCS")

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

January 2002
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Class A Common Stock                   N/A            N/A             N/A         N/A   N/A       9,014,157      I         (FN 1)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)


FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                10.
                                                                                                     9.         Owner-
                                                                                                     Number     ship
                                                                                                     of         Form
             2.                                                                                      Deriv-     of
             Conver-                    5.                              7.                           ative      Deriv-   11.
             sion                       Number of                       Title and Amount             Secur-     ative    Nature
             or                         Derivative    6.                of Underlying       8.       ities      Secur-   of
             Exer-             4.       Securities    Date              Securities          Price    Bene-      ity:     In-
             cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)    of       ficially   Direct   direct
             Price    Trans-   action   or Disposed   Expiration Date   ----------------    Deriv-   Owned      (D) or   Bene-
1.           of       action   Code     of(D)         (Month/Day/Year)            Amount    ative    at End     In-      ficial
Title of     Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or        Secur-   of         direct   Owner-
Derivative   ative    (Month/  8)       4 and 5)      Date     Expira-            Number    ity      Month      (I)      ship
Security     Secur-   Day/     ------   ------------  Exer-    tion               of        (Instr.  (Instr.    (Instr.  (Instr.
(Instr. 3)   ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares     5)       4)          4)       4)
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
Class B                                                                 Class A
Common Stock  1 for 1  N/A      J         N/A   N/A    (FN 2)           Common     7,926,009  N/A      7,926,009  I       (FN 3)
                                                                        Stock
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
Explanation of Response:

(1) The amount shown represents the beneficial ownership of the Issuer's securities by J.P. Morgan Partners (23A SBIC), LLC ("JPM 23A SBIC"), a portion of which may be deemed attributable to the Reporting Person because the Reporting Person is an Executive Vice President of the managing member of JPM 23A SBIC and a limited partner of its sole non-managing member, JPMP Master Fund Manager, L.P. ("MF Manager"). The actual pro rata portion of beneficial ownership that may be deemed attributable to the Reporting Person is not readily determinable because it is subject to several variables, including JPM 23A SBIC's internal rate of return and vesting. The Reporting Person disclaims beneficial ownership of the securities to the extent it exceeds his pecuniary interest in them.

(2) Class B Common  Stock is  convertible  into Class A Common Stock either
(i) when it is transferred to anyone other than J.P. Morgan SBIC LLC or any of its affiliates or (ii) upon receipt by the Company of a written opinion of Counsel to the effect that the holder of the stock should not be considered an affiliate of the Issuer as defined by Rule 405 of the Securities Act of 1933 after giving effect to the conversion.

(3) As a result of the merger of J.P. Morgan Incorporated and The Chase Manhattan Corporation on December 31, 2000, the ultimate parent of MF Manager acquired J.P. Morgan Capital Corporation, which indirectly owns 7,926,009 shares of the Class B Common Stock of the Issuer. The Reporting Person was elected an Executive Vice President of J.P. Morgan Capital Corporation in January 2002. Neither MF Manager nor the Reporting Person has any pecuniary interest in the securities owned by J.P. Morgan Capital Corporation.



/s/ Arnold L. Chavkin                                           2/11/02
---------------------------------------------            -----------------------
   Arnold L. Chavkin                                           Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.